Exhibit 12.1

TPC GROUP LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges

	For Six Months Ended December 31,		For Fiscal Year Ended June 30,
	2010	2009	2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations	$17,306	$20,324	$49,339	$(34,419)	$41,242	$34,902	$61,141
Add: Fixed charges	14,644	7,638	15,350	18,456	22,505	21,174	4,018
Amortization of capitalized interest	164	148	327	280	114	—	—
Cash distribution from joint venture	400	653	1,528	900	964	825	800
Less: Interest capitalized	—	—	—	(940)	(2,424)	(1,545)	—
Joint venture income	(472)	(846)	(1,407)	(1,258)	(1,204)	(795)	(946)

Total earnings	$32,042	$27,917	$65,137	$(16,981)	$61,197	$54,561	$65,013

Fixed charges:
Interest expense and capitalized interest	10,141	6,835	13,492	16,511	20,335	18,947	3,574
Estimated interest within rental expense	201	143	288	679	1,036	1,123	435
Amortized capitalized interest expense related to indebtedness	4,302	660	1,570	1,266	1,134	1,104	9

Total fixed charges	$14,644	$7,638	$15,350	$18,456	$22,505	$21,174	$4,018

Ratio of Earnings to Fixed Charges	2.2	3.7	4.2	—	2.7	2.6	16.2